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    WORLD MONITOR TRUST II--
    SERIES E
    MONTHLY REPORT/
    SEPTEMBER 28, 2001

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WORLD MONITOR TRUST II--SERIES E
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Dear Interest Holder:

Enclosed is the report for the period from September 1, 2001 to September 28, 2001 for World Monitor Trust II--Series E ('Series E'). The net asset value of an interest as of September 28, 2001 was $137.82, an increase of 11.30% from the August 31, 2001 value of $123.83. The year-to-date return for Series E was an increase of 14.51% as of September 28, 2001. Additionally the return for quarterly period from June 30, 2001 to September 28, 2001 was an increase of 16.39%.

We are shocked and saddened by the events of September 11th and our thoughts are with everyone affected by the tragedy. In light of the attacks, we contacted Series E's trading manager who reported that they continue to follow their trading systems and function normally. Prudential Securities Futures Management Inc., the Managing Owner of Series E, continues normal operations as well. During this difficult period, Series E continued to provide portfolio diversification and low correlation to traditional asset classes such as stocks and bonds. For the month of September the S&P 500 decreased 8.17% while Series E increased 11.30%. While we can not predict future economic activity, we remain confident in the viability of the trading strategy within Series E.

Quarterly Market Overview

The pace of global economic activity remained slow throughout the third quarter of 2001. Weakened business expenditure and efforts to reduce inventory resulted in decreased manufacturing activity. Labor demand declined in most sectors and the unemployment rate edged up to 4.9% in August. After a period of strength, the U.S. dollar fell against most major foreign currencies, particularly the Japanese yen, the euro and the Swiss franc. Global equity markets fell throughout most of the quarter while short- and long-term interest rates declined pushing bond prices higher. Consumer spending weakened slightly, but generally remained strong through most of the quarter, supported in part by low mortgage rates, tax rebates, declining energy prices and widespread discounting of retail prices. Consumer confidence remained at moderately favorable levels during the first two months of the quarter and helped moderate economic weakness. Growth in many foreign industrial economies, including Japan and much of Europe, weakened during the third quarter as well. Financial conditions deteriorated markedly in Argentina and many other developing countries.

The terrorist attacks of September 11th further weakened the sluggish U.S. and global economies. Equity markets throughout the world plunged in the week following the attacks. The Dow Jones industrial average suffered its worst percentage loss since the Great Depression due to uncertainty about how the economy would perform as a result of these attacks and other threats of terrorism. U.S. equity indexes recovered somewhat at the end of September as interest rate cuts by the U.S. Federal Reserve and fiscal stimuli by Congress combined to help fuel an economic rebound. Global equity markets followed suit rebounding from earlier lows as well.

The U.S. dollar's downward trend against many foreign currencies accelerated after September 11th. As a result of the attacks, many investors switched exposure from the U.S. dollar to other currencies such as the Swiss franc, British pound and euro all of which rose against the U.S. dollar.

U.S. and European interest rate instruments rose throughout most of the quarter as data indicated persistent weakness in the U.S. economy. The U.S. Federal Reserve lowered interest rates by 25 basis points in August in an effort to stimulate the economy. Interest rate instruments continued to rally in the wake of September 11th as the U.S. Federal Reserve moved to inject liquidity into the economy, cutting interest rates 50 basis points on September 17th to 3%. This move was soon followed by the Central Bank of Canada, the European Central Bank and Swiss National Central Bank who also lowered their rates 0.50%.

Energy prices began the quarter low, but peaked sharply immediately after the September 11th attacks amid worries of a potential interruption in supplies. Energy prices soon reversed course as concerns of decreased demand caused by a global economic recession outweighed fears of scarcity. Two weeks after the attacks, oil prices plunged more than 12% to a 22-month low of $23 a barrel. OPEC leaders announced that with prices within their $22 to $28 a barrel target, they see no need to alter output and assured that there will be no disruption in supplies.

Quarterly Performance of Series E

The following is a summary of performance for the major sectors in which Series E traded:

Interest rate (+): Long U.S., European and Australian bond positions resulted in gains throughout the quarter as many central banks lowered interest rates in an effort to boost weakening economies.

Index (+): The attacks on September 11th further weakened slowing global economies and declining equity markets. Short positions in the Tokyo TOPIX, Nikkei Dow and DAX index resulted in gains for Series E.

Metal (+): Short copper and aluminum positions resulted in gains as fears of a global economic recession and decreasing industrial production lowered prices of industrial commodities.

Currency (-): Long Japanese yen and long Japanese yen/British pound cross-rate positions resulted in losses as the Bank of Japan intervened to stop the recent appreciation of the yen in response to concerns regarding Japanese exports.

Energy (-): Energy prices fell from their September 11th peak on concerns that demand will wane due to weakening global economies. Long crude oil and unleaded gas positions resulted in losses.

The estimated net asset value per interest as of October 29, 2001 was $144.04. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at (212) 778-1017.

          Sincerely yours,

          /s/ Eleanor L. Thomas
          -------------------------
          Eleanor L. Thomas
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
--------------------------------------------------------------
For the period from September 1, 2001
 to September 28, 2001

Revenues:
Realized gain on commodity transactions.........    $  838,305
Change in unrealized commodity positions........       155,482
Interest income.................................        17,485
                                                    ----------
                                                     1,011,272
                                                    ----------
Expenses:
Commissions.....................................        37,081
Management fees.................................        12,427
Incentive fees..................................       120,577
Other transaction fees..........................         5,195
Other expenses..................................         6,022
                                                    ----------
                                                       181,302
                                                    ----------
Net gain........................................    $  829,970
                                                    ----------
                                                    ----------

STATEMENT OF CHANGES IN NET ASSET VALUE
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For the period from September 1, 2001
 to September 28, 2001
                                                          Per
                                            Total       Interest
                                          ----------    --------
Net asset value at beginning of period
 (57,907.632 interests).................  $7,170,947    $ 123.83
Contributions...........................     249,000
Net gain................................     829,970
Redemptions.............................     (23,627)
                                          ----------
Net asset value at end of period
 (59,689.815 interests).................  $8,226,290      137.82
                                          ----------
                                          ----------
                                                        --------
Change in net asset value per interest..............    $  13.99
                                                        --------
                                                        --------
Percentage change...................................       11.30%
                                                        --------
                                                        --------
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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust II--Series E is accurate and complete.

                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.

                             /s/ Barbara J. Brooks
                             -------------------------
                             by: Barbara J. Brooks
                            Chief Financial Officer